EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement Nos. 333-37108 and 333-148024 on Form S-8 of MetLife, Inc., of our report dated June 28, 2017, relating to the financial statements and supplemental schedule of the Savings and Investment Plan for Employees of Metropolitan Life and Participating Affiliates which report expresses an unqualified opinion and contains an explanatory paragraph related to the adoption of Financial Accounting Standards Board Accounting Standards Update (“ASU”) No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), appearing in this Annual Report on Form 11-K of the Savings and Investment Plan for Employees of Metropolitan Life and Participating Affiliates for the year ended December 31, 2016.

/s/ DELOITTE & TOUCHE LLP

Certified Public Accountants
Tampa, Florida
June 28, 2017